     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 2001

                                                      REGISTRATION NO. 333-13302
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                 POST-EFFECTIVE

                                AMENDMENT NO. 2

                                       TO
                                    FORM F-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
              ETABLISSEMENTS DELHAIZE FRERES ET CIE "LE LION" S.A.
             (Exact Name of Registrant as Specified in Its Charter)

                               DELHAIZE BROTHERS
                        AND CO. "THE LION" ESTABLISHMENT
                (Translation of Registrant's Name into English)

              BELGIUM                                5411                              98-0226019
  (State or Other Jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   Incorporation or Organization)        Classification Code Number)              Identification No.)

                                RUE OSSEGHEM 53
                            B-1080 BRUSSELS, BELGIUM
                               011-32-2-412-2111
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                              R. WILLIAM MCCANLESS
                             DELHAIZE AMERICA, INC.
                              2110 EXECUTIVE DRIVE
                                 P.O. BOX 1330
                        SALISBURY, NORTH CAROLINA 28145
                                 (704) 633-8250
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                                With a copy to:

               MICHAEL E. DILLARD, P.C.                                         EDWARD D. HERLIHY
      AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                           WACHTELL, LIPTON, ROSEN & KATZ
                 1700 PACIFIC AVENUE                                           51 WEST 52ND STREET
                      SUITE 4100                                             NEW YORK, NEW YORK 10019
                 DALLAS, TEXAS 75201                                              (212) 403-1000
                    (214) 969-2800

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------


     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] Registration No. 333-13302

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON ANY DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON ANY DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



     Etablissements Delhaize Freres et Cie "Le Lion" S.A., a company organized under the laws of the Kingdom of Belgium, referred to in this document as Delhaize Group, files this post-effective amendment no. 2 to its registration statement on Form F-4 (File No. 333-13302) solely for the purpose of filing with the Securities and Exchange Commission a copy of the signed version of Exhibit
8.1 in Item 21 of Part II of this document.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Belgian law, the directors of a company may be liable for damages to the company in case of improper performance of their duties. The directors may be liable to Delhaize Group and to third parties for infringement of the articles of association or Belgian company law. Under certain circumstances, directors may be criminally liable. Delhaize Group maintains liability insurance for the benefit of its directors and executive officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          *2.1           -- Agreement and Plan of Share Exchange dated as of November
                            16, 2000 by and between Delhaize Group and Delhaize
                            America, as amended (attached as Annex A to the proxy
                            statement/prospectus included in this registration
                            statement)
          *3.1           -- Articles of Association of Delhaize Group (English
                            translation)
          *4.1           -- Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize
                            Group ADRs
          *5.1           -- Opinion of Stibbe regarding validity of the Delhaize
                            Group ordinary shares being issued
          *5.2           -- Opinion of Schell Bray Aycock Abel & Livingston P.L.L.C.
                            regarding validity of exchange agency appointment
           8.1           -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            regarding tax matters
        **10.1           -- 2000 Shareholders Agreement dated as of March 27, 2000
                            among Delhaize Group, Delhaize America and Delhaize The
                            Lion America, Inc.
         *10.2           -- Fiscal Agency Agreement dated May 18, 1999 between
                            Delhaize Group, as issuer, Banque Bruxelles Lambert S.A.,
                            as fiscal agent, and Banque Bruxelles Lambert S.A. and
                            Banque Generale du Luxembourg S.A., as paying agents
         *10.3           -- Credit Agreement dated October 25, 1999 among Delhaize
                            Group, Delhaize Le Lion Coordination Center and Generale
                            de Banque
         *10.4           -- Revolving Credit Agreement dated November 4, 1999 among
                            Delhaize Group, Delhaize Le Lion Coordination Center and
                            Fortis Banque
         *10.5           -- Fiscal Agency Agreement dated February 13, 2001 between
                            Delhaize "The Lion" Nederland B.V., as issuer, Delhaize
                            Group, as guarantor, Fortis Bank nv-sa, as fiscal agent,
                            and Banque Generale du Luxembourg S.A. and Fortis Bank
                            nv-sa, as paying agents
         *10.6           -- Amendment No. 1 to the 2000 Shareholders Agreement dated as of September 14, 2000 among Delhaize Group, Delhaize
                            America and Delhaize The Lion America, Inc.
         *21.1           -- Subsidiaries of Delhaize Group
       ***23.1           -- Consent of Deloitte & Touche Reviseurs d'Entreprises SC
                            sfd SCRL
       ***23.2           -- Consent of PricewaterhouseCoopers LLP
         *23.3           -- Consent of Stibbe (included in Exhibit 5.1)

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
         *23.4           -- Consent of Schell Bray Aycock Abel & Livingston P.L.L.C.
                            (included in Exhibit 5.2)
         *23.5           -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 8.1)
         *99.1           -- Consent of Credit Suisse First Boston Corporation
         *99.2           -- Consent of Hugh G. Farrington
         *99.3           -- Consent of William G. Ferguson
         *99.4           -- Consent of Richard Goblet d'Alviella
         *99.5           -- Consent of Robert J. Murray

---------------

  * Incorporated by reference herein to the Delhaize Group registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001.

 ** Incorporated by reference herein to Exhibit 10.A of Delhaize America's
    Quarterly Report on Form 10-Q filed with the SEC on August 1, 2000.


***Incorporated by reference herein to post-effective amendment no. 1 to the Delhaize Group registration statement on Form F-4 (File No. 333-13302) filed with the SEC on April 13, 2001.


ITEM 22. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (17 C.F.R. sec. 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F(17
C.F.R. sec. 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by
Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form
F-3(17 C.F.R. sec. 239.33), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or 17 C.F.R. sec. 210.3-19 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3;

     (5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (7) That every prospectus: (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (8) (i) To respond to requests for information that is incorporated by reference into this Joint Proxy Statement/Prospectus pursuant to items 4, 10(b), 11 or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide a facility in the U.S. for the purpose of responding to such requests. In responding to requests under paragraph 8(i), the registrant will include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

     (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this amendment no. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brussels, Kingdom of Belgium, on April 26, 2001.


                                            ETABLISSEMENTS DELHAIZE FRERES ET
                                            CIE "LE LION" S.A.

                                            By: /s/ PIERRE-OLIVIER BECKERS
                                              ----------------------------------
                                                    Pierre-Olivier Beckers
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on April 26, 2001.


                      SIGNATURE                                              TITLE
                      ---------                                              -----

                          *                              Chairman of the Board
-----------------------------------------------------
                  Gui de Vaucleroy

             /s/ PIERRE-OLIVIER BECKERS                  President and Chief Executive Officer,
-----------------------------------------------------      Director (Principal Executive Officer)
               Pierre-Olivier Beckers

                          *                              Chief Financial Officer (Principal Financial
-----------------------------------------------------      and Accounting Officer)
          Jean-Claude Coppieters 't Wallant

                          *                              (Authorized Representative in the United
-----------------------------------------------------      States)
                R. William McCanless

                          *                              Director
-----------------------------------------------------
                     Roger Boin

                          *                              Director
-----------------------------------------------------
                  Raymond-Max Boon

                          *                              Director
-----------------------------------------------------
           Baron de Cooman d'Herlinckhove

                          *                              Director
-----------------------------------------------------
                   Marcel Degroof

                          *                              Director
-----------------------------------------------------
                  Jacques Le Clercq

                      SIGNATURE                                              TITLE
                      ---------                                              -----

                          *                              Director
-----------------------------------------------------
                    Didier Smits

                          *                              Director
-----------------------------------------------------
                 Philippe Stroobant

                          *                              Director
-----------------------------------------------------
                     Frans Vreys

*By:        /s/ PIERRE-OLIVIER BECKERS
   -----------------------------------------------
               Pierre-Olivier Beckers
                  Attorney-in-fact

                                 EXHIBIT INDEX


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          *2.1           -- Agreement and Plan of Share Exchange dated as of November
                            16, 2000 by and between Delhaize Group and Delhaize
                            America, as amended (attached as Annex A to the proxy
                            statement/prospectus included in this registration
                            statement)
          *3.1           -- Articles of Association of Delhaize Group (English
                            translation)
          *4.1           -- Form of Deposit Agreement among Delhaize Group, The Bank of New York and all holders from time to time of Delhaize
                            Group ADRs
          *5.1           -- Opinion of Stibbe regarding validity of the Delhaize
                            Group ordinary shares being issued
          *5.2           -- Opinion of Schell Bray Aycock Abel & Livingston P.L.L.C.
                            regarding validity of exchange agency appointment
           8.1           -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            regarding tax matters
        **10.1           -- 2000 Shareholders Agreement dated as of March 27, 2000
                            among Delhaize Group, Delhaize America and Delhaize The
                            Lion America, Inc.
         *10.2           -- Fiscal Agency Agreement dated May 18, 1999 between
                            Delhaize Group, as issuer, Banque Bruxelles Lambert S.A.,
                            as fiscal agent, and Banque Bruxelles Lambert S.A. and
                            Banque Generale du Luxembourg S.A., as paying agents
         *10.3           -- Credit Agreement dated October 25, 1999 among Delhaize
                            Group, Delhaize Le Lion Coordination Center and Generale
                            de Banque
         *10.4           -- Revolving Credit Agreement dated November 4, 1999 among
                            Delhaize Group, Delhaize Le Lion Coordination Center and
                            Fortis Banque
         *10.5           -- Fiscal Agency Agreement dated February 13, 2001 between
                            Delhaize "The Lion" Nederland B.V., as issuer, Delhaize
                            Group, as guarantor, Fortis Bank nv-sa, as fiscal agent,
                            and Banque Generale du Luxembourg S.A. and Fortis Bank
                            nv-sa, as paying agents
         *10.6           -- Amendment No. 1 to the 2000 Shareholders Agreement dated as of September 14, 2000 among Delhaize Group, Delhaize
                            America and Delhaize The Lion America, Inc.
         *21.1           -- Subsidiaries of Delhaize Group
       ***23.1           -- Consent of Deloitte & Touche Reviseurs d'Entreprises SC
                            sfd SCRL
       ***23.2           -- Consent of PricewaterhouseCoopers LLP
         *23.3           -- Consent of Stibbe (included in Exhibit 5.1)
         *23.4           -- Consent of Schell Bray Aycock Abel & Livingston P.L.L.C.
                            regarding validity of exchange agency appointment
                            (included in Exhibit 5.2)
         *23.5           -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                            (included in Exhibit 8.1)
         *99.1           -- Consent of Credit Suisse First Boston Corporation
         *99.2           -- Consent of Hugh G. Farrington
         *99.3           -- Consent of William G. Ferguson
         *99.4           -- Consent of Richard Goblet d'Alviella
         *99.5           -- Consent of Robert J. Murray


---------------

  * Incorporated by reference herein to the Delhaize Group registration statement on Form F-4 (File No. 333-13302) filed with the SEC on March 23, 2001.

 ** Incorporated by reference herein to Exhibit 10.A of Delhaize America's
    Quarterly Report on Form 10-Q filed with the SEC on August 1, 2000.


***Incorporated by reference herein to post-effective amendment no. 1 to the Delhaize Group registration statement on Form F-4 (File No. 333-13302) filed with the SEC on April 13, 2001.